FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement on 2011 first quarterly report of Huaneng Power International, Inc. (the “Registrant”),  made by the Registrant on April 20, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

FIRST QUARTERLY REPORT OF 2011

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the “Company”) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

	1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Huang Lixin (person in charge of the Financial Department) warrant the truthfulness and completeness of the content of the first quarterly report of 2011.

	1.4	This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	COMPANY PROFILE

	2.1	Major financial information and financial indicators (PRC GAAP) (unaudited)

(Amounts: In Rmb Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	249,590,793,007.00	223,952,747,826.00	11.45
Owners’ equity (Shareholders’ equity)	53,602,477,489.00	52,891,269,202.00	1.34
Net assets per share attributable to shareholders of the listed company	3.81	3.76	1.33

		From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
			(%)

Net cash flows generated from operating activities		5,613,164,562.00	32.01
Net cash flows generated from operating activities per share		0.40	14.29

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
			(%)

Net profit attributable to shareholders of the listed company	226,260,281.00	226,260,281.00	(76.25)
Basic earnings per share	0.02	0.02	(75.00)
Basic earnings per share after deducting non-recurring items	0.01	0.01	(85.71)
Diluted earnings per share	0.02	0.02	(75.00)
Return on net assets (weighted average) (%)	0.42	0.42	Decreased by 1.88 percentage points
Return on net assets after deducting non-recurring items (weighted average) (%)	0.33	0.33	Decreased by 1.79 percentage points

Items and amounts of non-recurring items

(Amounts: In Rmb Yuan)

Non-recurring items	Total amount from the beginning of the year to the end of current reporting period
(Rmb Yuan)

Gains from disposal of non-current assets	(962,555)
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	80,219,394
Gains on the changes in fair value from held-for-trading financial assets , held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets , held-for-trading financial liabilities and available-for-sale financial assets	12,684,149
Other non-operating income and expenses excluding the above items	(13,801,812)
Tax impact of non-recurring items	(10,923,305)
Impact of minority interests, net of tax	(14,069,035)

Total	53,146,836

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 154,013 (including 153,072 holders of A shares, 792 holders of H shares and 149 holders of ADRs).

Ten largest holders of shares in circulation without any selling restrictions

Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

HKSCC Nominees Limited	2,466,639,116	H shares
Hebei Construction & Investment Group Co., Ltd.	603,000,000	A shares
China Hua Neng Group Hong Kong Limited	520,000,000	H shares
HSBC Nominees (Hong Kong) Limited	517,500,440	H shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	A shares
Fujian Investment Enterprise Holdings Company	374,466,667	A shares
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	A shares
Dalian Municipal Construction Investment Company Limited	301,500,000	A shares

Nantong Investment Management Limited Company	92,188,035	A shares
Minxin Group Limited Company	72,000,000	A shares

3	SIGNIFICANT EVENTS

	3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

Ö	Applicable	Not Applicable

(1)	Fluctuation analysis of balance sheet items

1)
Derivative financial assets (current portion) of the Company and its subsidiaries as at the end of the reporting period increased by 227.16% comparing with the beginning of the reporting period, mainly due to the increase in fair value of fuel hedging instruments consequent to the increase in fuel price.

2)
Accounts receivable of the Company and its subsidiaries as at the end of the reporting period increased by 31.71% comparing with the beginning of the reporting period, mainly due to the increase in unsettled revenues at the end of the reporting period.

3)
Advances to suppliers of the Company and its subsidiaries as at the end of the reporting period increased by 54.25% comparing with the beginning of the reporting period, mainly due to the increase in prepayments for fuel purchases.

4)
Other current assets of the Company and its subsidiaries as at the end of the reporting period increased by 60.03% comparing with the beginning of the reporting period, mainly due to the income tax paid in advance.

5)
Intangible assets of the Company and its subsidiaries as at the end of the reporting period increased by 40.77% comparing with the beginning of the reporting period, mainly due to the land use rights and mining rights obtained as a result of the completion of acquisitions.

6)
Other non-current assets of the Company and its subsidiaries as at the end of the reporting period decreased by 97.16% comparing with the beginning of the reporting period, mainly due to the prepaid acquisition consideration as at the beginning of the period were transferred into investments with the completion of the acquisitions.

7)
Accounts payable of the Company and its subsidiaries as at the end of the reporting period increased by 61.71% comparing with the beginning of the reporting period, mainly due to the increase in payables for fuel purchases.

8)
Advances from customers of the Company and its subsidiaries as at the end of the reporting period decrease by 40.60% comparing with the beginning of the reporting period, mainly due to revenues were recognized based on accrual basis.

9)
Interest payable of the Company and its subsidiaries as at the end of the reporting period increased by 31.23% comparing with the beginning of the reporting period, mainly due to the accrual of interest that has not due.

10)
Other current liabilities of the Company and its subsidiaries as at the end of the reporting period increased by 94.87% comparing with the beginning of the reporting period, mainly due to the issuance of short-term bonds.

11)
Long-term payables of the Company and its subsidiaries as at the end of the reporting period increased by 696.43% comparing with the beginning of the reporting period, mainly due to the increase resulting from the completion of acquisitions.

(2)	Fluctuation analysis of income statement items

1)
Financial expenses of the Company and its subsidiaries for the reporting period increased by 54.30% comparing with the same period of last year, mainly due to the expansion of the Company’s operations.

2)
Gain from changes in fair value of the Company and its subsidiaries for the reporting period decreased by 258.38% comparing with the same period of last year, mainly due to changes in the fair value of the ineffective portion of fuel hedging contracts in overseas subsidiaries of the Company.

3)
Income tax expenses of the Company and its subsidiaries for the reporting period decreased by 31.21% comparing with the same period of last year, mainly due to lower profit of the Company and its subsidiaries.

4)
Net profit attributable to shareholders of the Company for the reporting period decreased by 76.25% comparing with the same period of last year, mainly due to increase in operating cost resulting from the rising fuel price.

5)
Net profit attributable to minority interests of the Company and its subsidiaries for the reporting period decreased by 88.80% comparing with the same period of last year, mainly due to the lower profit in current period.

3.2	The progress on significant events and their impact as well as the analysis and explanations for their solutions

Applicable	Ö	Not Applicable

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

Ö	Applicable	Not Applicable

Undertakings	Details of the Undertaking	Status of performance
Undertaking for the purpose of the restructuring of share capital
China Huaneng Group and Huaneng International Power Development Corporation undertook not to trade their shares in the Company which are subject to non-disposal restriction on the market within 60 months commencing from 19 April 2006.
Implementing*

Undertaking given for issue of new shares
China Huaneng Group undertook not to trade its 5 billion domestic shares subscribed from the Company pursuant to the Company’s non public issuance on the market within 36 months commencing from 23 December 2010.
Implementing

	*	Such non-disposal shares has commenced trading in the market on 19 April 2011. For details, please refer to the announcement of the Company dated 14 April 2011.

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

Applicable	Ö	Not Applicable

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
20 April 2011

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS
(PRC GAAP)
AS AT 31 MARCH 2011

Amounts: In RMB Yuan

	31 March 2011	31 December 2010	31 March 2011	31 December 2010
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Cash	10,401,957,517	9,547,908,196	4,474,106,253	5,019,591,960
Derivative financial assets	433,924,604	132,632,360	—	—
Notes receivable	692,025,108	636,542,203	195,300,000	139,100,000
Accounts receivable	13,530,129,940	10,272,593,414	6,201,679,598	5,186,802,524
Advances to suppliers	1,895,035,962	1,228,515,418	1,074,464,906	733,871,421
Interest receivable	94,011	730,355	17,379,724	15,717,765
Dividends receivable	—	—	78,749,891	78,749,891
Other receivables	1,531,785,668	1,602,901,561	900,515,678	1,224,281,138
Inventories	5,978,454,792	5,190,435,156	2,317,392,703	2,370,069,662
Current portion of non-current assets	76,576,653	101,332,688	—	—
Other current assets	129,603,547	80,988,696	11,746,694,040	11,443,740,480

Total current assets	34,669,587,802	28,794,580,047	27,006,282,793	26,211,924,841

NON-CURRENT ASSETS
Available-for-sale financial assets	2,052,751,208	1,949,727,308	2,052,751,208	1,949,727,308
Derivative financial assets	89,907,220	91,478,179	—	—
Long-term receivables	721,834,769	709,559,946	—	—
Long-term equity investments	12,133,270,322	11,982,633,334	46,739,068,641	37,980,576,504
Fixed assets	142,465,191,437	123,653,446,684	59,071,382,652	59,984,014,231
Fixed assets pending for disposal	87,830,292	86,995,876	625,778	134,382
Construction-in-progress	25,425,987,093	26,243,063,527	7,796,122,781	7,400,043,092
Construction materials	6,115,515,378	6,014,979,607	895,566,857	877,057,893
Intangible assets	10,567,628,014	7,507,217,342	1,728,722,142	1,734,780,533
Goodwill	14,141,651,668	11,955,539,690	1,528,308	1,528,308
Long-term deferred expenses	148,730,190	154,269,928	17,878,842	17,409,507
Deferred income tax assets	859,107,614	867,182,843	525,808,876	551,491,094
Other non-current assets	111,800,000	3,942,073,515	9,360,000,000	13,194,773,515

Total non-current assets	214,921,205,205	195,158,167,779	128,189,456,085	123,691,536,367

TOTAL ASSETS	249,590,793,007	223,952,747,826	155,195,738,878	149,903,461,208

LIABILITIES AND SHAREHOLDERS’ EQUITY	31 March 2011	31 December 2010	31 March 2011	31 December 2010
	Consolidated	Consolidated	The Company	The Company

CURRENT LIABILITIES
Short-term loans	42,266,933,566	44,047,183,998	29,970,513,566	32,993,183,998
Derivative financial liabilities	100,868,621	86,611,751	—	—
Notes payable	60,187,159	75,351,966	—	—
Accounts payable	8,634,882,881	5,339,792,472	3,241,588,496	2,474,977,708
Advance from customers	81,813,946	137,725,313	6,652,721	80,818,682
Salary and welfare payables	261,755,294	271,061,620	112,347,781	107,683,839
Taxes payable	(1,552,172,112)	(2,017,347,239)	(372,285,263)	(511,030,143)
Interest payable	757,247,600	577,022,852	594,675,409	393,938,533
Dividends payable	79,680,686	79,680,686	—	—
Other payables	14,873,775,489	12,237,135,183	5,692,367,712	3,756,247,664
Current portion of
non-current liabilities	16,701,773,513	13,782,550,038	11,206,137,521	8,766,245,204
Other current liabilities	10,598,916,877	5,439,065,424	10,400,612,987	5,319,960,363

Total current liabilities	92,865,663,520	80,055,834,064	60,852,610,930	53,382,025,848

NON-CURRENT LIABILITIES
Long-term loans	76,149,188,233	65,184,902,502	27,416,504,422	29,739,135,701
Derivative financial liabilities	74,774,324	95,862,772	59,777,793	82,158,243
Bonds payable	13,839,151,674	13,831,150,101	13,839,151,674	13,831,150,101
Long-term payables	662,816,569	83,223,484	—	—
Specific accounts payable	15,732,807	2,702,264	3,862,655	2,702,264
Deferred income tax liabilities	2,064,570,285	1,605,716,163	—	—
Other non-current liabilities	2,207,631,012	2,234,140,427	2,067,902,705	2,106,288,138

Total non-current liabilities	95,013,864,904	83,037,697,713	43,387,199,249	45,761,434,447

TOTAL LIABILITIES	187,879,528,424	163,093,531,777	104,239,810,179	99,143,460,295

SHAREHOLDERS’ EQUITY
Share capital	14,055,383,440	14,055,383,440	14,055,383,440	14,055,383,440
Capital surplus	18,084,633,003	17,746,199,069	15,896,914,261	15,803,068,930
Special reserves	13,276,114	12,797,793	13,276,114	12,797,793
Surplus reserves	7,004,875,161	7,004,875,161	7,004,875,161	7,004,875,161
Undistributed profits	14,204,869,156	13,978,608,875	13,985,479,723	13,883,875,589
Currency translation differences	239,440,615	93,404,864	—	—

Shareholder’s equity attributable to shareholders of the Company	53,602,477,489	52,891,269,202	50,955,928,699	50,760,000,913
Minority interests	8,108,787,094	7,967,946,847	—	—

TOTAL SHAREHOLDERS’ EQUITY	61,711,264,583	60,859,216,049	50,955,928,699	50,760,000,913

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	249,590,793,007	223,952,747,826	155,195,738,878	149,903,461,208

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH 2011
Amounts: In RMB Yuan

	For the quarter ended 31 March
	2011	2010	2011	2010
	Consolidated	Consolidated	The Company	The Company

1. Operating revenue	30,399,826,807	24,338,577,084	13,282,548,114	12,051,259,085
Less: Operating cost	(27,686,622,911)	(21,416,655,991)	(12,118,455,406)	(10,736,176,861)
Tax and levies on operations	(98,401,054)	(29,354,433)	(65,969,482)	(9,248,761)
Selling expenses	(1,575,426)	(612,714)	—	—
General and administrative expenses	(675,503,184)	(617,488,291)	(428,172,658)	(393,040,778)
Financial expenses, net	(1,731,924,175)	(1,122,426,738)	(749,066,747)	(759,647,094)
Assets impairment loss	(448,342)	257,575	—	49,942
(Loss)/Gain from changes in fair value	(14,657,219)	9,254,373	—	—
Add: Investment income	177,707,966	149,296,919	149,970,313	158,019,571
Including: investment income from associates and a jointly controlled entity	150,366,598	158,435,577	149,970,313	158,019,571

2. Operating profit	368,402,462	1,310,847,784	70,854,134	311,215,104
Add: Non-operating income	84,216,765	105,546,674	40,194,085	41,305,858
Less: Non-operating expenses	(18,100,938)	(3,097,915)	(13,576,088)	(2,353,550)
Including: loss on disposal of non-current assets	(1,220,641)	(651,510)	(774,873)	(33,717)

3. Profit before taxation	434,518,289	1,413,296,543	97,472,131	350,167,412
Less: Income tax expense	(187,149,106)	(272,045,718)	4,132,003	(33,840,721)

4. Net profit	247,369,183	1,141,250,825	101,604,134	316,326,691

Attributable to:
Shareholders of the Company	226,260,281	952,820,736	101,604,134	316,326,691
Minority interests	21,108,902	188,430,089	—	—

5. Earnings per share (based on the net profit attributable to shareholders of the Company)
Basic earnings per share	0.02	0.08	N/A	N/A
Diluted earnings per share	0.02	0.08	N/A	N/A

6. Other comprehensive income/ (loss)	485,067,866	(198,473,707)	93,845,331	(134,691,593)

7. Total comprehensive income	732,437,049	942,777,118	195,449,465	181,635,098

Attributable to
— Shareholders of the Company	710,729,966	754,225,230	195,449,465	181,635,098
— Minority interests	21,707,083	188,551,888	—	—

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND
THE COMPANY CASHFLOW STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH 2011

Amounts: In RMB Yuan

	For the quarter ended 31 March
Items	2011	2010	2011	2010
	Consolidated	Consolidated	The Company	The Company

1. Cash flows generated from operating activities
Cash received from sales of goods and services rendered	31,362,165,101	26,194,411,484	14,186,131,648	14,297,098,263
Cash received from return of taxes and fees	660,800	2,250,543	—	—
Other cash received relating to operating activities	108,963,825	79,531,804	27,150,666	14,312,551

Sub-total of cash inflows of operating activities	31,471,789,726	26,276,193,831	14,213,282,314	14,311,410,814

Cash paid for goods and services received	(23,263,352,009)	(19,382,079,160)	(11,348,441,431)	(11,371,783,727)
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	(1,078,958,617)	(1,027,547,017)	(586,085,818)	(590,608,660)
Payments of all types of taxes	(1,254,863,851)	(1,380,032,532)	(684,526,388)	(813,746,993)
Other cash paid relating to operating activities	(261,450,687)	(234,307,982)	(116,070,392)	(127,463,883)

Sub-total of cash outflows of operating activities	(25,858,625,164)	(22,023,966,691)	(12,735,124,029)	(12,903,603,263)

Net cash flows generated from operating activities	5,613,164,562	4,252,227,140	1,478,158,285	1,407,807,551

2. Cash flows generated from investing activities
Cash received on investment income	—	—	248,084,535	205,058,813
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	1,951,408	1,446,792	1,358,143	1,047,199
Other cash received relating to investing activities	5,471,135	4,242,286	—	—

Sub-total of cash inflows of investing activities	7,422,543	5,689,078	249,442,678	206,106,012

Cash paid to acquire fixed assets, intangible assets and other long-term assets	(3,646,433,109)	(3,614,777,529)	(819,353,806)	(852,443,238)
Cash paid for investments	—	(2,217,612,800)	(2,773,670,915)	(3,939,905,874)
Net cash paid to acquire subsidiaries and other operating units	(1,592,355,818)	—	—	—
Other cash paid relating to investing activities	(8,736,205)	—	—	—

Sub-total of cash outflows of investing activities	(5,247,525,132)	(5,832,390,329)	(3,593,024,721)	(4,792,349,112)

Net cash flows used in investing activities	(5,240,102,589)	(5,826,701,251)	(3,343,582,043)	(4,586,243,100)

3. Cash flows generated from financing activities
Cash received from investments	55,044,600	109,340,000	—	—
Including: cash received from minority shareholders of subsidiaries	55,044,600	109,340,000	—	—
Cash received from borrowings	10,755,003,997	16,223,143,800	6,223,183,998	12,780,000,000
Cash received from issuing short-term bonds	4,979,850,000	4,979,850,000	4,979,850,000	4,979,850,000
Other cash received relating to financing activities	2,907,440	128,880,929	2,860,391	128,510,000

Sub-total of cash inflows of financing activities	15,792,806,037	21,441,214,729	11,205,894,389	17,888,360,000

Repayments of borrowings	(13,588,263,526)	(17,693,183,774)	(9,032,304,901)	(13,978,356,138)
Repayment for dividends, profit appropriation or interest expense payments	(1,651,673,468)	(1,360,409,159)	(766,633,186)	(791,918,954)
Other cash paid relating to financing activities	(68,434,293)	(1,845,546)	(68,012,011)	(1,106,132)

Sub-total of cash outflows of financing activities	(15,308,371,287)	(19,055,438,479)	(9,866,950,098)	(14,771,381,224)

Net cash flows generated from financing activities	484,434,750	2,385,776,250	1,338,944,291	3,116,978,776

4. Effect of foreign exchange rate changes on cash	13,862,842	7,561,159	(19,308,131)	1,019,947

5. Net increase / (decrease) in cash	871,359,565	818,863,298	(545,787,598)	(60,436,826)
Add: Cash at beginning of the period	9,426,437,511	5,226,981,648	4,943,416,847	1,276,282,336

6. Cash at end of the period	10,297,797,076	6,045,844,946	4,397,629,249	1,215,845,510

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    April 20, 2011